

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

<u>Via Email</u>
Donald D. Charron
Chief Executive Officer
Kimball Electronics, Inc.
1600 Royal Street
Jasper, Indiana 47549

> **Re: Kimball Electronics, Inc.**
> **Form 10**
> **Filed May 12, 2014**
> **File No. 001-36454**

Dear Mr. Charron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Information Statement, Exhibit 99.1</u>

<u>Summary of the Spin-Off, page 8</u>

1.   Please consider summarizing conflicts of interest that management or the board of directors may have with respect to the proposed transaction. You state in the risk factor on page 21 that certain members of your board of directors will also continue to serve as directors of Kimball International, Inc.

Risk Factors

General

2.   Please review each risk factor heading to ensure it clearly conveys a separate, detailed
        risk to investors regarding your company, industry or security. Many of your risk factors
        merely state a fact about your business without fully describing the risks associated with
        that fact. Please revise each of your subheadings to ensure that they disclose the specific
        risk or risks that you are discussing in the text.

Reduction of purchases by or the loss of one or more key customers…, page 13

3.   Please revise this risk factor to discuss that you expect revenues from your largest
        customer, Johnson Controls, Inc., to decline beginning in fiscal year 2015 as certain
        programs by this customer reach end-of-life and as the customer transitions to insource
        other programs.

Special Note About Forward-Looking Statements, page 24

4.   We note your references to the Private Securities Litigation Reform Act of 1995 and
        statement that your filing contains forward-looking statements within the meaning of that
        legislation on pages 24 and 55. Please be advised that we view your filing as the
        company's initial public offering. See paragraph (b)(2)(D) of Section 21E of the
        Securities Exchange Act and revise appropriately.

The Spin-Off

Background, page 24

5.   Please discuss the background of the spin-off in greater detail, including the material
        legal and financial issues that led Kimball International, Inc.'s board to approve the
        separation of the electronic manufacturing services business from the office and
        hospitality furniture business, and recommend that the company be spun-off as a stand-
        alone public company. Please provide a reasonably detailed summary of the process in
        which the transaction was designed.

6.   To the extent that the board's decisions to effect a spinoff was based in material part on
        the analysis or recommendation of financial advisors, it appears that you should identify
        the outside advisors to Kimball International, Inc. and the company and discuss the
        nature of the reports and recommendations by them. In addition, please address what
        consideration Kimball International, Inc.'s board gave to the allocation of assets,
        liabilities, rights and indemnifications between Kimball International, Inc. and the
        company in connection with the separation and distribution agreement, transition services
        agreement, trademark license agreement, and employee matters agreement. Explain

> whether the current agreements reflect terms that would be negotiated between
> independent parties.

Manner of Effecting the Spin-Off, page 25

7.   Please quantify the costs associated with the contemplated transaction to be borne by
      Kimball Electronics, and the amount of debt you will assume or incur to cover these costs
      and for working capital as a stand-alone company.

U.S. Federal Income Tax Consequences of the Spin-Off, page 26

8.   You state that you are providing a summary of "certain" U.S. federal income tax
      consequences to the holders of Kimball International, Inc.'s common stock. Revise the
      first sentence under this subheading to clarify that you are describing the material U.S.
      federal income tax consequences of the spin-off to investors.

Conditions to the Spin-Off, page 29

9.   Please specify the "material regulatory approvals and other consents necessary to
      consummate the distribution" that you refer to on page 29. Describe the progress to date
      in obtaining regulatory approvals and consents.

Unaudited Pro forma Combined Financial Statements, page 35

10.   To the extent that the Parent Distribution Agreement services and allocations differ from
      historical general corporate allocations to Kimball Electronics please revise your
      disclosure and, as applicable revise your pro forma presentation accordingly.

11.   We will review your pro forma financial statements, including the nature of pro forma
      adjustments, when the amounts to be included in your unaudited pro forma financial
      statements are finalized.

Business

Customer Concentration, page 40

12.   Please tell us what consideration you have given to discussing the material terms of the
      agreements with your significant customers, Johnson Controls, Inc. and Phillips,
      including but not limited to the termination dates of the agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 46

13.   Please revise this section to discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company's financial condition. Challenges that should be discussed include the transition from being a part of Kimball International, Inc. to an independent publicly traded company. For example, discuss the high level of competition in the industry that you reference in the risk factor and how that impacts your ability to implement price increases and, in some cases, even maintain prices. As a further example, discuss the uncertainty related to the phase-out of Johnson Controls, Inc.'s programs and the amount of revenue that will be impacted by the decrease in sales volume. Consider quantifying the contributions to the company's revenue from Johnson Controls, Inc. from the programs that will reach end-of-life and will be in-sourced.

14.   Please tell us what consideration was given to including a discussion of non-financial metrics that are key performance indicators for your business. For example, you discuss new customers, new programs and employees however you have not quantified these metrics or the changes therein for each period presented. Refer to Section III.B.1 of SEC Release 33-8350.

15.   Tell us what consideration you gave to including discussion of the nature and scope of the Parent Distribution Agreement and the reasonably likely impact on results of operations and financial position.

Results of Operations – Six Months Ended December 31, 2013 Compared with Six Months Ended December 31, 2012, page 47

16.   With regard to material changes in your sales and expenses, please tell us what consideration was given to providing further detail of the underlying causes for such changes. In this regard, tell us how you considered whether disclosure of revenue by business unit, by market, from new and existing customers, or other factors, is necessary to an understanding of your results of operations. Also tell us what consideration was given to disclosing the extent to which changes in revenue are attributable to changes in price or volume and the impact of foreign currency exchange rate fluctuation. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release 33-6835.

Liquidity and Capital Resources

Cash Flows

Cash Flows from Operating Activities, page 53

17.   We note that in fiscal 2013, changes in working capital included a $24.6 million increase in accounts receivable which primarily resulted from higher sales volumes and a shift in the mix of sales at the end of fiscal year 2013 toward customers with longer payment terms. We further note from disclosure on page F-9 that you sold $207 million of accounts receivable in fiscal 2013, which was substantially higher than the amount sold in fiscal 2012. Please revise to disclose the impact of factoring and collections. Also, tell us what consideration was given disclosing days sales outstanding for each period presented. Refer to Item 303(a)(1) of Regulation S-K and Section IV.B of SEC Release 33-8350.

Credit Facilities, page 53

18.   Please clarify the estimated amount of funds to be drawn on the credit facility that you intend to enter into prior to or concurrent with the spin-off. It is unclear whether you intend to borrow funds in connection with the spin-off or shortly thereafter and how that relates to your overall corporate financial strategy.

Critical Accounting Policies, page 55

19.   For your critical accounting policies, please tell us what consideration was given to also disclosing the impact of significant accounting estimates and assumptions on your financial condition and operating results. For example, with regard to excess and obsolete inventory, tell us and disclose how your evaluations have resulted in material adjustments to inventory and if so, how such adjustments are reflected in your financial statements. Refer to Section V of SEC Release 33-8350.

Certain Relationships and Related Party Transactions, page 74

20.   Please describe the material features of the policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K, and disclose whether or not such policies and procedures are, or will be, in writing.

Security Ownership of Certain Beneficial Owners and Management, page 76

21.   Please disclose the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities such as Dimensional Fund Advisors LP and BlackRock, Inc.

Combined Financial Statements

Combined Statements of Cash Flows, page F-6

22.   We note your presentation of "net transfers to parent" as a cash outflow from financing
       activities. We further note from disclosure on page 53 that you have transferred cash
       both to and from the parent company. Please tell us what consideration was given to
       disclosing gross proceeds from and payments to the parent company. To the extent that
       proceeds and payments are material, also tell us what consideration was given to
       disclosing the amounts under liquidity and capital resources in MD&A. Refer to ASC
       230-10-45-7 through 9.

Notes to Combined Financial Statements

Note 1 Summary of Significant Accounting Policies

Segment Information, page F-8

23.   We note that you consider your operating segments to be similar based on "the nature of
       the products and services, the production process, the type of customers, and the methods
       used to distribute [y]our products and services" and you concluded that the operating
       segments meet the criteria for aggregation into one reportable segment. Please tell us
       what consideration was given to the economic characteristics of each of your operating
       segments and provide us with historical and forecasted sales growth, gross margins and
       operating margins. Also, describe how the operating segments are economically similar
       in light of the risks related to your operations in China, Thailand, Poland, and Mexico as
       disclosed on page 15. Refer to ASC 280-10-50-11.

Revenue Recognition: page F-9

24.   We note from disclosure provided elsewhere in the filing that certain customers are
       granted longer payment terms than others. Please revise to disclose your customary
       payment terms and tell us what constitutes longer payment terms and when longer
       payment terms are considered to be extended payment terms.

25.   Based on the disclosure on page 40 you have different types of service revenue offerings,
       transactions and arrangements. Please tell us how for each of these you have addressed
       the disclosures required pursuant to SAB Topic 13.B Interpretive Response to Question
       1. In addition, your accounting policy for cost of sales should similarly be included in
       your accounting policy disclosures.

26.   To the extent you offer product delivery along with service offerings, please tell us how
       your presentation of "net sales" and "cost of sales" lines in the combined statements of

income addresses the presentation requirements of Rule 5-03(b)(1) and (2) of Regulation S-X.

27. Please revise to disclose how the following criteria for revenue recognition are met:
  - Persuasive evidence of an arrangement exists;
  - The arrangement fee is fixed or determinable; and
  - Collectibility is reasonably assured.

Refer to SAB Topic 13.B and ASC 235-10-50-3.

28. We note that you record a reserve for returns and allowances at the time of sale based on estimated product returns and price concessions. Please tell us what consideration was given to:
  - Disclosing the terms and conditions of the product return and price concession provisions of your arrangements;
  - Including the reserve for returns and allowances in Schedule II, Valuation and Qualifying Accounts, pursuant to Rule 5-04 of Regulation S-X; and
  - Disclosing your methodology and assumptions for estimating products returns and price concessions under critical accounting estimates.

Note 9 Income Taxes, page F-19

29. We note the significant impact of "foreign tax effect" on your effective tax rate. Please provide us with a breakdown of the components included in this line item of your effective tax rate reconciliation for each period presented, and tell us what consideration was given to providing further quantitative breakdown of this line item in your disclosures. Refer to Rule 4-08(h)(2) of Regulation S-X.

30. We note that at the end of fiscal 2013 you had deferred tax assets ("DTAs") related to net operating losses ("NOLs") of $5,759 which expire from fiscal year 2013 to 2032, and DTAs related to tax credit carry-forwards of $2,720, which expire from fiscal year 2020 to 2033. Please tell us what consideration was given to separately disclosing the amounts of federal, state and/or foreign NOL and credit carry-forwards, along with expiration information, and any amounts that can be carried forward indefinitely. Refer to ASC 740-10-50-3.

31. Please reconcile for us the computation of your deferred tax asset related to goodwill for the reported periods to the goodwill on your balance sheets. In this regard the deferred tax asset exceeds the carrying amount of goodwill reported as of June 30, 2013 and 2012.

Note 15 Geographic Information, page F-27

32. To the extent "Other Foreign" net sales represent revenues or assets of an individual foreign geographic area or individual country tell us how you have considered separate disclosure of these amounts pursuant to ASC 280-10-50-4.

Exhibits

33.   Please tell us whether you intend to file the credit facility arrangement that you intend to enter into prior to or concurrent with the spin-off.

34.   The exhibits should include the employment agreements with your named executive officers, Donald Charron and John Kahle.

General

35.   We note a number of blank spaces throughout your information statement concerning the beneficial ownership of your securities and the number of shares outstanding following the spin-off, in addition to statements that you will provide additional disclosure in an amendment to the information statement including information regarding your directors. We also note that you have not disclosed the material terms of the Employee Matters Agreement and the Trademark License Agreement because you have not yet entered into them. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

36.   We note that you intend to provide a number of exhibits in an amendment. As these exhibits may trigger a number of disclosure matters, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information.

37.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        John W. Kahle
        Kimball Electronics, Inc.